

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 24, 2007

Mr. Frank R. Hallam
Chief Financial Officer
Platinum Group Metals LTD
Suite 328, 550 Burrard Street
Vancouver, BC  Canada  V6C 2B5

> **Re:** **Platinum Group Metals LTD.**
> **Form 20-F for Fiscal Year Ended August 31, 2006**
> **Filed December 14, 2006**
> **Response Letter Dated April 16, 2007**
> **File No. 0-30306**

Dear Mr. Hallam:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief